

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 29, 2015

Joseph M. Yorio
President and Chief Executive Officer
School Specialty Inc.
W6316 Design Drive
Greenville, Wisconsin 54942

> **Re: School Specialty Inc.**
> **Post-Effective Amendment No. 2 to Form S-1**
> **Filed December 3, 2015**
> **File No. 333-192475**

Dear Mr. Yorio:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that the first post-effective amendment to your registration statement on Form S-1 was declared effective on August 25, 2014 with audited financial statements through April 26, 2014. If an offering continues for more than 9 months, Section 10(a)(3) of the Securities Act requires the issuer to update the information in the registration statement if it is more than 16 months old. Please tell us whether any offers or sales were made using the prospectus during the period in which your audited financial statements were not current. In this regard, we note that Zazove Associates' share ownership decreased from 313,598 shares to 242,009 shares between the dates of the two post-effective amendments. Further, please tell us if and how you communicated to the selling security holder that it cannot sell securities pursuant to the registration statement until current financial statements have been filed and the post-effective amendment has been declared effective. Refer to Securities Act Section 10(a)(3) and Securities Act Rule 427.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa M. Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products